                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                               COHO ENERGY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   192481208
        ---------------------------------------------------------------
                                (CUSIP Number)

            Stuart J. Lissner, Managing Director, PPM America, Inc.
      225 West Wacker Drive, Suite 1200, Chicago, IL 60606 (312) 634-2501
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 3, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 192481208                             Page 2 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  PPM America Special Investments Fund, L.P.
                                  36-408-6849
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                   OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                              Delaware, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                     None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                      2,374,163
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                     None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                   2,374,163
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                2,374,163
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                           14.84%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 192481208                             Page 3 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PPM America Fund Management GP, Inc.
                                  36-408-6845
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                   OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                              Delaware, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                     None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    2,374,163/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                     None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 2,374,163/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                 2,374,163/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                    14.84%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   CO
------------------------------------------------------------------------------

----------------------------
/1/ All of the securities covered by this report are owned legally by PPM America Special Investments Fund, L.P. ("SIF I"), and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
CUSIP NO. 192481208                             Page 4 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 PPM America Special Investments CBO II, L.P.
                                  98-017-9401
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                   OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                              Delaware, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                     None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    2,880,190
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                     None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 2,880,190
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                 2,880,190
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                    18.00%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 192481208                             Page 5 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PPM America CBO II Management Company
                                  98-017-9391
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                   OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                              Delaware, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                     None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    2,880,190/2/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                     None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 2,880,190/2/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                 2,880,190/2/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                    18.00%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   CO
------------------------------------------------------------------------------

----------------------------
/2/ All of the securities covered by this report are owned legally by PPM America Special Investments CBO II, L.P. ("CBO II"), and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
CUSIP NO. 192481208                             Page 6 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PPM America, Inc.
                                  36-371-4794
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                   OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                              Delaware, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                     None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    5,254,353/3/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                     None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 5,254,353/3/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                 5,254,353/3/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                    32.84%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   IA
------------------------------------------------------------------------------

----------------------------
/3/ All of the securities covered by this report are owned legally by SIF I or CBO II, and none are owned directly or indirectly by PPM America, Inc. PPM America, Inc. is the investment manager/adviser of both SIF I and CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of any of the securities covered by this statement.

Item 1. Security and Issuer.
        -------------------

        The class of equity securities to which this statement relates is the common stock, $0.01 par value (the "Common Stock"), of Coho Energy, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 14785 Preston Road, Suite 860, Dallas, Texas 75240.

Item 2. Identity and Background.
        -----------------------

        (1) PPM America Special Investments Fund, L.P. ("SIF I")
        (2) PPM America Fund Management GP, Inc. ("SIF I GP")
        (3) PPM America Special Investments CBO II, L.P. ("CBO II")
        (4) PPM America CBO II Management Company ("CBO II GP")
        (5) PPM America, Inc. ("PPM America")

Collectively referred to hereinafter as "PPM"

        Each of SIF I, SIF I GP, CBO II, CBO II GP, and PPM America is organized under the laws of the State of Delaware. SIF I and CBO II are investment funds. SIF I GP serves as the managing general partner of SIF I. CBO II GP serves as the general partner of CBO II. PPM America serves as investment manager/adviser to each of SIF I and CBO II. The principal business of PPM America is performing investment advisory services for clients. The address for SIF I, SIF GP, CBO II, and CBO II GP is:

225 West Wacker Drive
Suite 1100A
Chicago, Illinois 60606

The address for PPM America is:

225 West Wacker Drive
Suite 1200
Chicago, Illinois 60606

The directors and officers of SIF I GP are as follows:

Directors:                             Officers:
---------                              --------

Russell W. Swansen                     Russell W. Swansen (President)
F. John Stark, III                     F. John Stark, III (Secretary, General
                                       Counsel and Executive V.P.)

Bruce Gorchow                          Mark B. Mandich (Treasurer and V.P.)
Michael E. Salvati                     Bruce Gorchow (Executive V.P.)
Willard R. Hildebrand                  Kenneth J. Schlemmel (Senior Managing
                                       Director)
                                       Stuart J. Lissner (Managing Director
                                       and Asst. Secretary)

All of the directors and officers of SIF I GP are United States citizens.

The managing general partner of CBO II GP is PPM MGP (Bermuda), Ltd. ("PPM MGP"). PPM MGP is a Bermuda corporation. The officers and directors of PPM MGP are as follows:

Directors:                             Officers:
---------                              --------

Russell W. Swansen                     Russell W. Swansen (President)
F. John Stark, III                     F. John Stark, III (Assistant Secretary,
                                       General Counsel and Executive V.P.)
James Macdonald                        Mark B. Mandich (Treasurer and Executive
                                       V.P.)

John Charles Ross Collis               Stuart J. Lissner (V.P.)
Donald H. Malcolm                      Michael B. Ashford (Secretary)
Frank Miller
Charles Macaluso

All of the directors and officers of PPM MGP other than Messrs. Macdonald, Collis, Malcolm and Ashford are United States citizens. Messrs. Macdonald, Collis, Malcolm and Ashford are citizens of Bermuda.

The special general partner of CBO II GP is PPM America Executive Employee II, L.L.C. ("PPM AEE"). The manager of PPM AEE is PPM Holdings, Inc.

The directors and officers of PPM America are as follows:

Directors:                             Officers:
---------                              --------

Russell W. Swansen                     Russell W. Swansen (President)
F. John Stark, III                     F. John Stark, III (Executive V.P.,
                                       General Counsel-Special Investments Group and Secretary)

Mark B. Mandich                        Leandra Knes (Executive V.P. and CIO)
                                       Bruce Gorchow (Executive V.P.)
                                       Richard S. Brody (Executive V.P.)
                                       Mark B. Mandich (Executive V.P.
                                       and Treasurer)
                                       Stuart J. Lissner (Managing Director)

All of the directors and officers of PPM America are United States citizens.

No disclosure under Item 2(d) or 2(e) is required with respect to any of the above-named persons.

Schedule I contains certain information concerning the parent companies of SIF I GP, PPM MGP and PPM America.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        The 5,254,353 shares of the Company's Common Stock referred to herein were distributed to PPM by the Company pursuant to the consummation of its Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code on account of the claims held by SIF I and CBO II against the Company in that proceeding. Such claims arose from their prior ownership of $51,305,000 aggregate principal amount of the Company's 8 7/8% Senior Subordinated Notes, due 2007 (the "Old Notes"), which were extinguished pursuant to the terms of the Plan of Reorganization.

        SIF I and CBO II did not pay additional consideration for the shares of Common Stock which they received pursuant to the Company's Plan of Reorganization. The source of funds which they used for their respective prior purchases of the Company's Old Notes was funds previously invested in SIF I and CBO II, respectively, by the limited partners of SIF I and CBO II and the purchasers of debt of SIF I and CBO II.

Item 4. Purpose of Transaction.
        ----------------------
        As described in the response to Item 3 above, the shares beneficially owned by PPM were acquired pursuant to the terms of the Company's Plan of Reorganization on account of claims in the Company's Chapter 11 proceeding. PPM intends to hold the shares for investment purposes. PPM may acquire additional shares, dispose of some or all of the shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold all of the shares. PPM may also dispose of some or all of the shares in one or more registered public offerings pursuant to the terms of the Registration Rights Agreement described in the response to Item 6 below.

  So long as PPM and its affiliates collectively are one of the largest shareholders of the Company, PPM may seek to influence the control of the Company.

  Item 5. Interest in Securities of the Issuer.
          ------------------------------------

  Based upon information acquired from the Company, there were a total of 16,002,195 shares of Common Stock outstanding as of April 10, 2000. Therefore, PPM's beneficial ownership of shares constitutes approximately 32.84% of the issued and outstanding Common Stock. As of the date of hereof:

  SIF I beneficially owned 2,374,163 shares of Common Stock, constituting approximately 14.84% of the issued and outstanding shares of the Company's Common Stock. SIF I shares voting and dispositive power with respect to these 2,374,163 shares of Common Stock with SIF I GP, its managing general partner and PPM America, which serves as its investment advisor/manager.

  CBO II beneficially owned 2,880,190 shares of Common Stock, constituting approximately 18.00% of the issued and outstanding shares of the Company's Common Stock. CBO II shares voting and dispositive power with respect to these 2,880,190 shares of Common Stock with CBO II GP, its general partner and PPM America, which serves as its investment advisor/manager.

  Reference is made to the response to Item 6 below, which is hereby incorporated herein, for a description of additional shares of Common Stock which are to be issued to SIF I and CBO II in the future pursuant to the terms of the Securities Purchase Agreement described therein.

   (c) PPM has not effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

   (d) Not applicable.

   (e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to
        ----------------------------------------------------------------------
Securities of the Issuer.
------------------------

   PPM is a party to two agreements which relate to Common Stock of the Company, a Securities Purchase Agreement and a Registration Rights Agreement, which are each described below. In addition, PPM was one of three bondholder members of the Official Committee of Unsecured Creditors in the Company's Chapter 11 proceeding (the "Committee"). The Committee in turn was a co-proponent of the Company's Plan of Reorganization which was consummated in that proceeding. Pursuant to the terms of the Plan of Reorganization, which was confirmed by the United States Bankruptcy Court for the Southern District of Texas pursuant to an order entered on March 20, 2000, the Company's certificate of incorporation and by-laws were amended and restated in their entirety and the three bondholder members of the Committee collectively designated four members of the Company's new seven member board of directors for the first year of its tenure. To date the bondholder members of the Committee have designated three such directors:
Eugene Davis, James Bolin and John Graham. Pursuant to the terms of the Plan, the Committee's existence terminated for all practical purposes at midnight on March 31, 2000. A copy of the Plan of Reorganization is attached as Exhibit I.

   SIF I and CBO II are also parties to a Securities Purchase Agreement dated as of March 31, 2000 pursuant to which the Company issued $72 million principal amount of its 15% Senior Subordinated Notes due March 31, 2007 ("New Senior Notes") in connection with the consummation of the Company's Plan of Reorganization. Pursuant to that agreement, the Company will issue, for no further consideration, additional shares of its Common Stock equal to an aggregate of 14.4% of the outstanding Common Stock of the Company, calculated on a fully diluted basis, to the purchasers of its Senior Notes on the earlier to occur of the closing of a pending rights offering by the Company, if the Company is able to include such additional shares in its registration statement for the rights offering, or six months after consummation of such rights offering. Without giving effect to increases in the number of shares which may be issued pursuant to antidilution adjustments which cannot be calculated at this time, SIF I will receive 672,989 additional shares of Common Stock and CBO II will receive 803,849 additional shares of Common Stock pursuant to the Securities Purchase Agreement. Under the terms of the Plan of Reorganization, the purchasers of the New Senior Notes collectively were also entitled to designate two additional members of the new board of directors of the Company for the first year of its tenure. The directors so designated were Ronald Goldstein and Michael Salvati. A copy of the Securities Purchase Agreement is attached hereto as Exhibit II.

   SIF I and CBO II are also parties to a Registration Rights Agreement with the Company pursuant to which the Company has granted the following registration rights with respect to all of the shares of Common Stock which are the subject of this filing as well as all of the shares of Common Stock to be issued pursuant to the Securities Purchase Agreement referred to above:

       (i) The Company will use its best efforts to cause a shelf registration statement for all such shares of Common Stock to be declared effective by March 31, 2001, and to remain effective until the earlier of March 31, 2004, the disposition of all such shares or such time as all such shares can be sold by the parties to such agreement without restriction under the Securities Act of 1933;

       (ii) After March 31, 2001, the holder or holders of at least 10 percent of the Common Stock which is subject to such agreement may require the Company to file a registration statement with respect to such stock;

       (iii) Each time the Company files a registration statement with respect to any offering of shares of its Common Stock, the parties to such agreement may, subject to certain limitations, require the inclusion of their shares of Common Stock in the offering; and

        (iv) At any time when the Company is entitled to use Form S-3 under the Securities Act of 1933 or any successor form thereto to register shares of Common Stock held by a party to such agreement, the parties to such agreement have the right to request the Company to use commercially reasonable efforts to register their shares of Common Stock on such form.

        The responses set forth in Items 4 and 5 of this Schedule are also incorporated herein by this reference in their entirety. A copy of the Registration Rights Agreement is attached hereto as Exhibit III.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        1. Schedule I

        2. Exhibit I - Plan of Reorganization

        3. Exhibit II - Securities Purchase Agreement

        4. Exhibit III - Registration Rights Agreement

Signature

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 10, 2000          PPM America, Inc.

                              By: /s/ Stuart J. Lissner
                                  ------------------------------------
                                  Name: Stuart J. Lissner
                                  Title: Managing Director

                              PPM America Special Investments Fund, L.P.

                              By:   PPM America Fund Management GP, Inc.
                                    its managing general partner

                                    By: /s/ Stuart J. Lissner
                                        ----------------------------------
                                        Name: Stuart J. Lissner
                                        Title: Managing Director

                              PPM America Fund Management GP, Inc.

                              By: /s/ Stuart J. Lissner
                                  ---------------------------------
                                  Name: Stuart J. Lissner
                                  Title: Managing Director

 PPM America Special Investments CBO II, L.P.

        By:   PPM America CBO II Management Company, its
              General Partner
              By:   PPM MGP (BERMUDA), LTD.
                    As Managing General Partner of the General Partner

              By:   /s/ Stuart J. Lissner
                    -------------------------------------
                    Name: Stuart J. Lissner
                    Title: Vice President

 PPM America CBO II Management Company

        By:   PPM MGP (BERMUDA), LTD.
              its Managing General Partner

              By:  /s/ Stuart J. Lissner
                   --------------------------------------
                   Name: Stuart J. Lissner
                   Title: Vice President

                                  SCHEDULE I

          CERTAIN INFORMATION CONCERNING THE PARENT COMPANIES OF PPM
          ----------------------------------------------------------

    SIF I GP, PPM MGP and PPM America are all 100% owned by PPM Holdings, Inc., a Delaware corporation ("Holdings"). The address of the principal executive offices of Holdings is 225 West Wacker Drive, Suite 1200, Chicago, IL 60606. Holding's directors and officers are as follows:

         Directors:                             Officers:

         Russell W. Swansen                Russell W. Swansen (President)
         F. John Stark, III                F. John Stark, III (Secretary)
         Mark B. Mandich                   Mark B. Mandich (Treasurer)


All of the directors and officers of Holdings are United States citizens.

To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to Holdings.

    Holdings' sole stockholder is Brooke Holdings Inc., which is a wholly-owned direct subsidiary of Holborn Delaware Partnership ("Holborn"). The partners of Holborn are Prudential One Limited ("POL") (80% Partnership Interest), Prudential Two Limited (10% Partnership Interest) and Prudential Three Limited (10% Partnership Interest). The sole stockholder of POL is Prudential Corporation Holdings Limited ("Prudential Holdings').

    To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to POL or Prudential Holdings.

    Prudential plc, a UK public limited company ("Prudential"), is the sole shareholder of Prudential Holdings and the ultimate parent of PPM. The address of the principal executive offices of Prudential is Laurence Pountney Hill, London EC4R OEU. Prudential's directors and (officers) are as follows:

         Sir Martin Jacomb              (Chairman)
         Sir Roger Hurn                 (Chairman Designate)
         M. D. Abrahams                 (Deputy Chairman)
         J. W. Bloomer                  (Chief Executive)
         P. M. Maynard                  (Secretary)
         Sir David Barnes
         K. L. Bedell-Pearce
         J. A. Burdus
         D.A. Higgs
         B. A. Macaskill
         R. O. Rowley
         A. D. Stewart
         M. E. Tucker


To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to Prudential.